UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Amendment No. 2

ALLERGAN, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

018490102

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

with a copy to:

Stephen Fraidin, Esq.

Richard M. Brand, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 018490102	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,878,538
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,878,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 28,878,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.7%(1)%
14	TYPE OF REPORTING PERSON IA

(1)	Calculated based on 299,108,984 shares of common stock, $0.01 par value, of Allergan, Inc., outstanding as of March 11, 2014, as reported in Allergan, Inc.’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on March 26, 2014.

CUSIP No. 018490102	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,878,538
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,878,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,878,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.7%(2)
14	TYPE OF REPORTING PERSON OO

(2)	Calculated based on 299,108,984 shares of common stock, $0.01 par value, of Allergan, Inc., outstanding as of March 11, 2014, as reported in Allergan, Inc.’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on March 26, 2014.

CUSIP No. 018490102	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,878,538
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,878,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 28,878,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.7%(3)%
14	TYPE OF REPORTING PERSON IN

(3)	Calculated based on 299,108,984 shares of common stock, $0.01 par value, of Allergan, Inc., outstanding as of March 11, 2014, as reported in Allergan, Inc.’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on March 26, 2014.

Item 1. Security and Issuer.

This amendment No. 2 to Schedule 13D (this “Amendment No. 2”), which amends and supplements the statement on Schedule 13D filed on April 21, 2014 (the “Original 13D”), as amended and supplemented by amendment No. 1 (“Amendment No. 1”), filed on May 2, 2014 (the Original 13D as amended and supplemented by Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”) and (iii) William A. Ackman, a citizen of the United States (together with Pershing Square and PS Management, the “Reporting Persons”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Allergan, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 2525 Dupont Drive, Irvine, California, 92612.

Capitalized terms not defined in this Amendment No. 2 shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On May 5, 2014, Pershing Square sent a letter to Michael R. Gallagher, the lead director of the Issuer, concerning the business combination transaction currently proposed by Valeant, pursuant to which the Issuer’s shareholders will receive a combination of cash and Valeant common shares, and certain other matters. The letter is attached as Exhibit 99.5 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.5	Letter to Michael R. Gallagher from Pershing Square Capital Management, L.P., dated as of May 5, 2014.

Page 5 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2014

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

By:	/s/ William A. Ackman
Name:	William A. Ackman

Page 6 of 7 Pages

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of April 21, 2014, among Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Letter Agreement, dated as of February 25, 2014, among Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc.*

Exhibit 99.4	Amended and Restated Limited Liability Company Agreement of PS Fund 1, LLC, dated as of April 3, 2014, by and among Pershing Square Capital Management, L.P., Pershing Square L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square Holdings, Ltd., and Valeant Pharmaceuticals International.*

Exhibit 99.5	Letter to Michael R. Gallagher from Pershing Square Capital Management, L.P., dated as of May 5, 2014.

*	Previously Filed.

Page 7 of 7 Pages